

News Release

TSX:RMX | NYSE AMEX:RBY February 6, 2012

RUBICON MINERALS ANNOUNCES CDN$200 MILLION BOUGHT DEAL FINANCING

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) ("**Rubicon**" or the "**Company**") announces that it has entered into an agreement with a syndicate of underwriters (the "**Underwriters**"), which has agreed to purchase, on a bought deal basis, 49,000,000 common shares (the "**Shares**") of the Company at a price of Cdn$4.10 per Share, for aggregate gross proceeds of Cdn$200,900,000. The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 7,350,000 Shares. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be Cdn$231,035,000.

The Company plans to use the net proceeds from the offering to advance the development of the Phoenix Gold Project and for working capital and general corporate purposes.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (other than the Province of Québec) pursuant to National Instrument 44-101 *Short Form Prospectus Distributions* and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended.

The offering is scheduled to close on or about February 29, 2012 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, NYSE Amex and the securities regulatory authorities.

This press release is not an offer or a solicitation of an offer of common shares for sale in the United States. The common shares have not been and will not be registered under the United States *Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE Amex (RBY) and the TSX (RMX) Exchanges and have traded on average, 1.7 million shares per day in 2011. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR12-01B For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include: risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning resource estimates; results of exploration; availability of capital and financing on acceptable terms; inability to obtain required regulatory approvals; unanticipated difficulties or costs in any rehabilitation which may be necessary; market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of Rubicon and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-01B   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6